FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

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Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
James (Last) **Thomas** (First) **A.** (Middle)	**Raymond James Financial (RJF)**	**X** Director ___ 10% Owner
	3. IRS or Social Security Number of Reporting Person (Voluntary) / 4. Statement for Month/Day/Year **December 16, 2002**	**X** Officer (give title below) ___ Other (specify below) **Chairman/CEO**
880 Carillon Parkway (Street)	5. If Amendment Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
St. Petersburg (City) **FL** (State) **33716** (ZIP)	**Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned**	

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Raymond James Financial, Inc. (RJF)			Code	V	Amount	(A) or (D)	Price			
RJF Common Stock								**6,034,131**	**D**	**TTEE 12/20/76 Thomas A. James**
RJF Common Stock								**460,559 (1)**	**I**	**Employee Stock Ownership Plan & Trust**
RJF Common Stock								**21,372**	**I**	**Mary S. James (wife)**
RJF Common Stock								**323,508**	**I**	**Helen W. James Annuity Trust**
RJF Common Stock								**152,909**	**I**	**Grandchildren Trust**
RJF Common Stock								**3,362,680**	**I**	**Robert A. James Trust**
RJF Common Stock	12/13/2002		A		3,937	A	$ -	**23,550**	**D**	

(1) Shares held.indirectly through RJF's ESOP..gives effect to a diversification election made under the Internal Revenue Code on 12/13/02.[romeo & dye, form 120]

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3.A Deemed Execution Date if any (Month/Day/Y	4. Transaction Code (Instr. 8)		5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of derivative Month (Instr. 4)	10. Ownership Form of Security Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ Thomas A. James   12/16/2002
**Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient
    see Instructions 6 for procedure.